SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)

CLAMSHELL ENTERPRISES, INC.

(Name of issuer)

Common Stock	179802 10 3
(Title of Class of Securities)	(CUSIP Number)

ShutterPort, Inc.

1515 North Federal Highway

Boca Raton, Florida 33432

561-392-4550

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: _____.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, excluding all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 179802 10 3

(1) Name of Reporting Person: ShutterPort, Inc.

I.R.S. Identification No. of above person (entities only): 65-0982401

(2) Check the appropriate box if a member of a group:

(a)_____

(b)__X__

(3) SEC Use Only:

(4) Source of Funds: WC

(5) Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):__

YES NO _X_

(6) Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person with:

(7) Sole Voting Power: 3,331,000

(8) Shared Voting Power:

(9) Sole Dispositive Power: 3,331,000

(10) Shared Dispositive Power:

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 3,331,000

(12) Check if the aggregate amount in Row (11) excludes certain shares _____.

(13) Percent of class represented by amount in Row (11): 83.57%

(14) Type of Reporting Person: CO

ITEM 1. SECURITY AND ISSUER

The class of securities to which this Schedule 13D relates is the Common Stock of Clamshell Enterprises, Inc. (the "Issuer"). Its principal executive offices are located at 5150 Tamiami Trail North, #202, Naples, FL 34103.

ITEM 2. IDENTITY AND BACKGROUND

The name of the entity filing this Schedule 13D is ShutterPort, Inc., a Florida corporation. ShutterPort is a branded service provider that licenses branded portal and web traffic applications to companies and individuals in a variety of industries through its Brand-A-Port division. The Company is located at 1515 North Federal Highway, Boca Raton, Florida 33432.

ShutterPort, Inc. has not, during the last five years, been convicted in a criminal proceeding nor has it been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The purchase price for the shares was $35,000, of which $25,000 was payable in cash and $10,000 was payable through execution of a promissory note. As of the date of filing of this report on Schedule 13D, the promissory note has been paid in full. The funds used for completion of the purchase transaction, including the funds used for payment of the promissory note, were provided by ShutterPort, Inc.

ITEM 4. PURPOSE OF TRANSACTION

ShutterPort, Inc. purchased the shares of Clamshell Enterprises, Inc. ("Clamshell") in anticipation of the subsequent completion of a share exchange transaction in which ShutterPort, Inc. would become a wholly-owned subsidiary of Clamshell. Following completion of the proposed share exchange transaction, it is anticipated that the 3,331,000 shares of Clamshell purchased by ShutterPort, Inc. will be surrendered for cancellation and will, thereafter, no longer be part of Clamshell's issued and outstanding common stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

ShutterPort, Inc. beneficially owns 3,331,000 (83.57%) of the Issuer.

ShutterPort, Inc. has the sole power to vote, to direct to vote, and the sole power to dispose or to direct the disposition of, 3,331,000 shares of the Issuer.

Other than the stock purchase transaction described in Item 3. above, ShutterPort, Inc. has not otherwise acquired or disposed of the common stock of the Issuer.

No other person is known to have the right to receive, or the power to direct the receipt of, dividends or proceeds from the sale of shares owned by ShutterPort, Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, agreements, understandings or relationships (legal or otherwise) between ShutterPort, Inc. and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

2.1 Stock Purchase Agreement, dated as of January 31, 2003, by and among Clamshell Enterprises, Inc., ShutterPort, Inc. as "Buyer" and five individual shareholders of Clamshell Enterprises, Inc.

2.2 Agreement for Share Exchange dated as of February 3, 2003, by and among Clamshell Enterprises, Inc., and ShutterPort, Inc.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2003

By: /S/ SHUTTERPORT, INC.

Martin Berns, CEO

Exhibit 2.1 - STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT

Agreement made and entered into as of January 31, 2003, among ShutterPort, Inc., a Florida corporation, having an address for purposes of this agreement at 1515 North Federal Highway, Boca Raton, Florida 33432 (hereinafter referred to as "Buyer"), those persons listed on Exhibit A who execute this Agreement as Sellers, having an address for purposes of this Agreement at c/o Mid-Continental Securities Corp, 5150 North Tamiami Trail, #202, Naples, Florida 34103 (hereinafter referred to as "Seller"), and Clamshell Enterprises, Inc., a Nevada corporation, having an address at 5150 North Tamiami Trail, #202, Naples, Florida 34103 (hereinafter referred to as the "Company").

This Agreement sets forth the terms and conditions upon which Seller is selling to the Buyer and the Buyer is purchasing from the Seller 3,331,000 shares of the issued and outstanding common stock of the Company, representing approximately 92.9% of the issued and outstanding common stock of the Company (hereinafter referred to as the "Shares"). Exhibit A attached hereto, and incorporated herein by this reference, lists the number of Shares being sold by each of the individuals comprising the Seller.

In Consideration of the mutual agreements contained herein, the parties hereby agree as follows:

I. SALE OF THE SHARES

1.01 Shares being Sold. Subject to the terms and conditions of this Agreement, the Seller is selling and transferring the Shares to the Buyer at the closing provided for in Section 1.03 hereof (the "Closing"), free and clear of all liens, charges, or encumbrances of whatsoever nature.

1.02 Consideration. An aggregate total of $35,000 shall be due and payable under the terms of this Agreement for purchase of the Shares. The purchase price shall be payable $15,000 as an earnest money deposit payable at the time of execution of this Agreement (receipt of which is hereby acknowledged), $10,000 in cash, wire transfer, or other form of immediately available funds, at Closing and $10,000 through execution of a promissory note at closing in the form attached hereto as Exhibit B.

1.03 Closing. The Closing of the transactions provided for in Section 1.04 and 1.05 shall take place at 1515 N. Federal Highway, Suite 300, Boca Raton, Florida 33432 at 2:30 P.M. on January 31, 2003, or at such other date and time as the parties may mutually agree in writing.

1.04 Delivery by the Agent. At the Closing, the Seller shall deliver to the Buyer (i) certificates representing the Shares, endorsed in blank and otherwise in form acceptable for transfer on the books of the Company, with all necessary transfer tax stamps attached, and (ii) all contracts, books and records of the Company not previously delivered.

1.05 Delivery by the Buyer. At the Closing the Buyer shall deliver to the Seller the payment provided for in Section 1.02 hereof.

II. RELATED TRANSACTIONS.

2.01 Finder. Seller and Buyer acknowledge that there were no finders with respect to the transaction contemplated herein.

2.02 Resignations. At the Closing, all of the current officers of the Company shall deliver their resignations, effective immediately, and all of the current directors of the Company shall deliver their resignations effective as of the date that is 10 days after the date of mailing by the Company of a notice to shareholders pursuant to Rule 14f-1 under the Securities Exchange Act of 1934.

2.03 Execution of Stock Exchange Agreement. Buyer is purchasing the Shares in anticipation of the completion of a share exchange transaction between the Company and ShutterPort, Inc., a Florida corporation. Accordingly, as soon as reasonably possible following the Closing hereunder, the Company and ShutterPort, Inc., shall execute an Agreement for Share Exchange Agreement substantially in the form attached hereto as Exhibit C and incorporated herein by this reference. In accordance with the terms of the Agreement for Share Exchange, the Shares being purchased by Buyer shall be held by Buyer pending closing of share exchange transaction. Immediately following closing of the share exchange transaction, the Buyer shall deliver the Shares to the Company's transfer agent for cancellation.

III. REPRESENTATIONS AND WARRANTIES OF COMPANY & SELLER.

The Company and Seller hereby represent and warrant as follows:

3.01 Organization, Capitalization, etc.

(a) The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada, and is qualified in no other state.

(b) As of the date of execution of this Agreement, the authorized capital stock of the Company consists of 50,000,000 shares of $0.001 par value common stock of which 3,585,900 are validly issued and outstanding, and 5,000,000 shares of $0.01 par value preferred stock of which no shares are issued and outstanding. Each of the persons comprising the Seller owns the portion of the Shares specified on Exhibit A free and clear of any liens, claims, options, charges, or encumbrances of whatsoever nature. Each of the persons comprising the Seller has the unqualified right to sell, assign, and deliver the portion of the Shares specified on Exhibit A and, upon consummation of the transactions contemplated by this Agreement, the Buyer will acquire good and valid title to the Shares, free and clear of all liens, claims, options, charges, and encumbrances of whatsoever nature. There are no outstanding options or other agreements of any nature whatsoever relating to the issuance by the Company of any shares of its capital stock.

3.02 Authority; No Violation. The execution and delivery of this Agreement by the Company and by the Seller, and the consummation by them of the transactions contemplated hereby have been duly authorized. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation or default under any term or provision of the Certificate of Incorporation or bylaws of the Company, or of any contract, commitment, indenture, other agreement or restriction of any kind or character to which the Company or any of the individuals comprising the Seller is a party or by which the Company or the Seller is bound.

3.03 Financial Statements. The Company has delivered to the Buyer audited financial statements of the Company for the period ending December 31, 2002. Such financial statements are true and correct, and a fair and accurate presentation of the financial condition and assets and liabilities (whether accrued, absolute, contingent, or otherwise) of the Company as of the date thereof. The audited financial statements were prepared in accordance with generally accepted principals of accounting applied on a consistent basis.

3.04 Tax Returns. The Company has duly filed all tax reports and returns required to be filed by it and has fully paid all taxes and other charges claimed to be due from it by federal, state, or local taxing authorities (including without limitation those due in respect of its properties, income, franchises, licenses, sales, and payrolls); there are no liens upon any of the Company's property or assets; there are not now any pending questions relating to, or claims asserted for, taxes or assessments asserted against the Company.

3.05 Undisclosed Liabilities. Except to the extent listed in Schedule 3.05 attached hereto, or reflected or reserved against in the December 31, 2002 financial statements of the Company provided to the Buyers pursuant to Section 3.03 hereof, the Company, as of the date hereof, had no liabilities or obligations of any nature, whether absolute, accrued, contingent, or otherwise and whether due or to become due. Further, neither the Seller nor the Company knows or has any reasonable ground to know of any basis for the assertion against the Company of any liability or obligation of any nature or in any amount not fully reflected or reserved against in the December 31, 2002, balance sheet or Schedule 3.05 attached hereto.

3.06 Absence of Certain Changes. The Company has not since December 31, 2002, and as of the Closing will not have:

(a) Suffered any material adverse change in financial condition, assets, liabilities, business, or prospects;

(b) Incurred any additional obligations or liabilities (whether absolute, accrued, contingent, or otherwise) which it either has not previously satisfied or will not satisfy at or before Closing;

(c) Paid any claim or discharged or satisfied any lien or encumbrance or paid or satisfied any liability (whether absolute, accrued, contingent, or otherwise) other than liabilities shown or reflected in the Company's December 31, 2002 balance sheet or liabilities incurred since December 31, 2002 and listed on Schedule 3.05 hereto;

(d) Declared, paid, or set aside for payment to its stockholders any dividend or other distribution in respect of its capital stock or redeemed or purchased or otherwise acquired any of its capital stock or any options relating thereto or agreed to take any such action; or

(e) Made any material change in any method of accounting or accounting practice.

3.07 Litigation. There are no actions, proceedings, or investigations pending or, to the knowledge of the Company or the Seller, threatened against the Company, and neither the Company nor the Seller knows or has any reason to know of any basis for any such action, proceedings, or investigation. There is no event or condition of any kind or character pertaining to the business, assets, or prospects of the Company that may materially and adversely affect such business, assets or prospects.

3.08 Disclosure. The Seller has disclosed to the Buyer all facts material to the assets, prospects, and business of the Company. No representation or warranty by the Seller contained in this Agreement, and no statement contained in any instrument, list, certificate, or writing furnished to the Buyer pursuant to the provisions hereof or in connection with the transaction contemplated hereby, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading or necessary in order to provide a prospective purchaser of the business of the Company with proper information as to the Company and its affairs.

3.09 SEC Filings. The Company filed a registration statement on Form 10SB under the Securities Exchange Act of 1934 on May 6, 2002, which was subsequently amended by filings on Form 10SB/A on June 14, 2002 and September 20, 2002. In accordance with Section 12(g) under the 1934 Act, such registration statement became effective on or about July 5, 2002. Thereafter, the Company has filed all periodical reports required to be filed with the Securities and Exchange Commission and as of the date hereof, is current in its filing obligations.

3.10 Full Disclosure. The Company and Seller have provided the Buyer with full disclosure of all material information known to them regarding the Company and the Shares. None of the representations and warranties made herein, or in any other certificate or memorandum furnished or to be furnished to Buyer by the Company or by any of the individuals executing this Agreement as Seller, contains or will contain any untrue statement of material fact, or omit any material fact the omission of which would be misleading.

IV. REPRESENTATIONS AND WARRANTIES BY THE BUYER.

The Buyer hereby represents and warrants as follows:

4.01 Authority; No Violation. The execution and delivery of this Agreement by Buyer and the consummation of the transactions contemplated hereby by Buyer have been duly authorized. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation or default under any term or provision of any contract, commitment, indenture, other agreement or restriction of any kind or character to which the Buyer is a party or by which Buyer is bound.

4.02 Representations Regarding the Acquisition of the Shares.

(A) The Buyer understands that the shares constitute restricted securities as that term is defined in Rule 144 under the Securities Act of 1933 and that such shares may not be sold or transferred in the absence of a registration statement or an available exemption from registration;

(b) The Buyer understands the speculative nature and risks of investments associated with the Company and confirms that it is able to bear the risk of the investment, and that there may not be any public market for the Shares purchased herein;

(c) Neither the Company nor the Seller is under an obligation to register or seek an exemption under any federal and/or state securities acts for any sale or transfer of the Shares by the Buyer, and Buyer is solely responsible for determining the status, in its hands, of the shares acquired in the transaction and the availability, if required, of exemptions from registration for purposes of sale or transfer of the Shares;

(d) The Buyer has had the opportunity to ask questions of the Company and the Seller and receive additional information from the Company to the extent that the Company possessed such information, or could acquire it without unreasonable effort or expense necessary to evaluate the merits and risks of any investment in the Company. Further, the Buyer has been given: (1) all material books and records of the Company; (2) all material contracts and documents relating to the proposed transaction; (3) all filings made with the SEC; and, (4) an opportunity to question the appropriate executive officers of the Company and each of the individuals comprising the Seller.

V. SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION.

5.01 Survival of Representations. All representations, warranties, and agreements made by any party in this Agreement or pursuant hereto shall survive the execution and delivery hereof and any investigation at any time made by or on behalf of any party.

5.02 Indemnification by Agent. The Company and the Seller hereby agree to indemnify the Buyer and hold it harmless from and in respect of any assessment, loss, damage, liability, cost, and expense (including, without limitation, interest, penalties, and reasonable attorneys' fees), imposed upon or incurred by the Buyer resulting from a breach of any agreement, representation, or warranty of the Company or by the Seller, including, but not limited to, any undisclosed liabilities or obligations of the Company, whether known by Seller or not, as described in Section 3.05 of this Agreement. Assertion by the Buyer of its right to indemnification under this Section 5.02 shall not preclude the assertion by the Buyer of any other rights or the seeking of any other remedies against the Company or the Seller.

5.03 Indemnification by Buyer. The Buyer hereby agrees to indemnify the Seller and the Company, and hold them harmless from and in respect of any assessment, loss, damage, liability, cost, and expense (including, without limitation, interest, penalties, and reasonable attorneys' fees), imposed upon or incurred by the Seller or the Company resulting from a breach of any agreement, representation, or warranty of the Buyer contained herein.

VI. ADDITIONAL CONDITIONS TO CLOSING

6.01 Obligation of Buyer to Close. Buyer shall not be obligated to close this transaction unless:

(a) Buyer is satisfied with the condition of the Company following a due diligence review of the books, records, business and affairs of the Company. The Company agrees to provide Buyer and its agents complete access to all of the Company's books, records and personnel for purposes of enabling Buyer to conduct its investigation.

(b) There are no material liabilities on the books of the Company, other than as disclosed in the Company's financial statements for September 30, 2002, or Schedule 3.05 hereto, and there are no undisclosed or contingent liabilities.

(c) There have been no changes in the Company's business or capitalization between the date of signing this Agreement and the date of Closing, other than as described herein in Section 3.01(b).

(d) The Company has completed and filed all documentation, reports, schedules and other information necessary to cause the Company to be in compliance with the rules and regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934.

(e) The current officers and directors of the Company shall have tendered their resignations effective as of the date of Closing, and the current directors shall have appointed persons designated by Buyers as successor members of the Board of Directors to fill the vacancies created by the resignation of the current directors.

6.02 Seller's Obligation to Close. Seller shall not be obligated to close this transaction unless following a due diligence review of the affairs of ShutterPort, Inc., and its proposed business plan, Seller is satisfied with its plan for completion of a business combination transaction involving the Company in accordance with Section 2.05 hereof.

VII. SURVIVAL AND INDEMNIFICATION

7.01 Survival. The representations, warranties and covenants made by the parties in this Agreement and in any other certificates and documents delivered in connection herewith shall survive the Closing and shall apply until the first anniversary of the Closing Date.

7.02 Indemnification. The Buyer shall indemnify, defend and hold harmless the Seller, the Company and its directors, officers, employees, agents, and representatives and the Seller and the Company shall indemnify, defend and hold harmless the Buyer and its directors, officers, employees, agents and representatives from and against any and all damages, claims, liabilities, losses, costs, response costs, expenses, obligations and deficiencies, including interest, penalties, and reasonable attorney's and other fees, arising out of or in any way connected to any breach by any party of any of the representations, warranties, covenants or agreements of such party set forth in this Agreement or in any Schedule(s) furnished by or on behalf of such party under this Agreement. The parties shall be entitled to indemnification hereunder only in respect of claims for which notice of claim shall have been given to the indemnifying party on or before 180 days from the Closing Date.

VIII. MISCELLANEOUS

8.01 Expenses. Each of the parties shall bear its own expenses incurred in conjunction with the Closing hereunder.

8.02 Further Assurances. From time to time, at the request of the Buyer and without further consideration, the Seller shall execute and transfer such documents and take such action as the Buyer may reasonably request in order to effectively consummate the transactions herein contemplated.

8.03 Parties in Interest. All the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the heirs, beneficiaries, representatives, successors, and assigns of the parties hereto.

8.04 Prior Agreements; Amendments. This Agreement supersedes all prior agreements and understandings between the parties with respect to the subject matter hereof. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns.

8.05 Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretations of this Agreement.

8.06 Confidentiality. Each party hereby agrees that all information provided by the other party and identified as "confidential" will be treated as such, and the receiving party shall not make any use of such information other than with respect to this Agreement. If the Agreement shall be terminated, each party shall return to the other all such confidential information in their possession, or will certify to the other party that all of such confidential information that has not been returned has been destroyed.

8.07 Notices. All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed (registered or certified mail, postage prepaid, return receipt requested) to the parties at their address specified herein, with a copy sent as follows:

If to the Seller:

c/o Mid-Continental Securities Corp

5150 NorthTamiami Trail #202

Naples, Florida 34103

If to the Buyer:

ShutterPort, Inc.

1515 North Federal Highway

Boca Raton, Florida 33432

8.08 Effect. In the event any portion of this Agreement is deemed to be null and void under any state or federal law, all other portions and provisions not deemed void or voidable shall be given full force and effect.

8.09 Counterparts. This Agreement may be executed simultaneously in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Buyer, the Seller and the Company on the date first above written.

SELLER:	BUYER:

MID-CONTINENTAL SECURITIES CORP	SHUTTERPORT, INC.

By: ____________________________	By: ____________________________

AMBASSADOR CAPITAL GROUP, INC.

By: ____________________________

FRANK PIOPPI

By: Frank Pioppi

By: RUDY M. AMBROSI

By: Rudy M. Ambrosi

By: GARY D. YANKELOWITZ

By: Gary D. Yankelowitz

EXHIBIT A

TO

STOCK PURCHASE AGREEMENT

Dated January 31, 2003

LIST OF SELLERS

NAME	NUMBER OF SHARES
Ambassador Capital Group, Inc.	275,000
Rudy D. Ambrosi	981,000
Frank Pioppi	575,000
Mid-Continental Securities, Inc.	600,000
Gary D. Yankelowitz	900,000
TOTAL	3,331,000

EXHIBIT B

PROMISSORY NOTE

$10,000 January 31, 2003

FOR VALUE RECEIVED, the undersigned promises to pay to the order of Mid-Continental Securities Corp. at 5150 NorthTamiami Trail #202, Naples, Florida, 34103, the sum of Ten Thousand Dollars ($10,000), without interest, as follows:

On the 28th day of February, 2003, if not sooner paid, the entire principal balance shall be due and payable in full.

In the event this Note is not paid in full on or before February 28, 2003, the unpaid principal balance shall thereafter bear interest at the rate of eight percent (8%) per annum until paid in full.

In the event of default in payment of this Note, the holder of this Note may, without notice or demand, declare the entire principal sum them unpaid, together with accrued interest thereon, immediately due and payable. The maker waives presentment for payment, protest and notice of protest for nonpayment of this Note.

This Note may be entirely or partially prepaid at any time with interest to the date of prepayment and without penalty. Partial prepayments shall be applied first to accrued interest and then to reduction of principal.

This Note shall be interpreted, construed and enforced in accordance with the laws of the State of Florida. In the event that litigation is required to enforce this Note, the holder shall be entitled to recover its reasonable attorney's fees and court costs in addition to any recovery under this Note.

MAKER:

SHUTTERPORT, INC.

By: ______________________________

Martin Berns, CEO

Exhibit 2.1 - SHARE EXCHANGE AGREEMENT

AGREEMENT FOR SHARE EXCHANGE

THIS AGREEMENT FOR SHARE EXCHANGE (this "Agreement") is dated as of February 3, 2003, by and among CLAMSHELL ENTERPRISES, INC., a Nevada corporation ("CLAMSHELL") and SHUTTERPORT, INC., a Florida corporation ("SHUTTERPORT").

RECITALS:

WHEREAS, CLAMSHELL and SHUTTERPORT desire to complete a share exchange transaction pursuant to which CLAMSHELL shall acquire all of the issued and outstanding common stock of SHUTTERPORT solely in exchange for the issuance of shares of voting stock of CLAMSHELL; and

WHEREAS, the Board of Directors of CLAMSHELL and the Board of Directors of SHUTTERPORT have each approved the proposed transaction, contingent upon satisfaction prior to closing of all of the terms and conditions of this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with completion of the proposed share exchange transaction.

NOW, THEREFORE, in consideration of the foregoing recitals, which shall be considered an integral part of this Agreement, and the covenants, conditions, representations and warranties hereinafter set forth, the parties hereby agree as follows:

ARTICLE I

THE EXCHANGE

1.1 The Exchange. At the Closing (as hereinafter defined), CLAMSHELL shall acquire all of the issued and outstanding common stock of SHUTTERPORT (other than "Dissenting Shares," if any, as that term is defined in Section 5.2(d) hereof). Consideration to be issued by CLAMSHELL in exchange for the SHUTTERPORT shares shall be the issuance of one share of common stock of CLAMSHELL (the "Exchange Shares") for each share of SHUTTERPORT stock acquired. The Exchange shall take place upon the terms and conditions provided for in this Agreement and applicable state law. Exclusive of shares issuable in the future upon exercise of warrants, options, and/or any other rights to acquire shares of CLAMSHELL which may be outstanding following closing hereunder, after taking into account the anticipated cancellation of 3,331,000 previously issued and outstanding shares of CLAMSHELL, pursuant to and in accordance with the provisions of Section 4.5 hereof, and assuming that there are no Dissenting Shares in SHUTTERPORT, immediately after such closing there shall be a total of approximately 6,581,562 shares of common stock of CLAMSHELL issued and outstanding. For Federal income tax purposes, it is intended that the Exchange shall constitute a tax-free reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Code").

1.2 Closing and Effective Time. Subject to the provisions of this Agreement, the parties shall hold a closing (the "Closing") on (i) the first business day on which the last of the conditions set forth in Article V to be fulfilled prior to the Closing is fulfilled or waived or (ii) such other date as the parties hereto may agree (the "Closing Date"), at such time and place as the parties hereto may agree. Such date shall be the date of Exchange (the "Effective Time").

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of CLAMSHELL. CLAMSHELL represents and warrants to SHUTTERPORT as follows:

(a) Organization, Standing and Power. CLAMSHELL is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

(b) Capital Structure. As of the date of execution of this Agreement, the authorized capital stock of CLAMSHELL consists of 50,000,000 shares of Common Stock with a par value of $0.001 per share, of which 3,985,900 shares are currently issued and outstanding, and 5,000,000 shares of Preferred Stock with a par value of $0.001, of which no shares are currently issued and outstanding. The Exchange Shares to be issued pursuant to this Agreement shall be, when issued pursuant to the terms of the resolution of the Board of Directors of CLAMSHELL approving such issuance, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as otherwise specified herein, as of the date of execution of this Agreement, there are no other options, warrants, calls, agreements or other rights to purchase or otherwise acquire from CLAMSHELL at any time, or upon the happening of any stated event, any shares of the capital stock of CLAMSHELL whether or not presently issued or outstanding.

(c) Certificate of Incorporation, Bylaws, and Minute Books. The copies of the Articles of Incorporation and of the Bylaws of CLAMSHELL which have been delivered to SHUTTERPORT are true, correct and complete copies thereof. The minute book of CLAMSHELL, which has been made available for inspection, contains accurate minutes of all meetings and accurate consents in lieu of meetings of the Board of Directors (and any committee thereof) and of the shareholders of CLAMSHELL since the date of incorporation and accurately reflects all transactions referred to in such minutes and consents in lieu of meetings.

(d) Authority. CLAMSHELL has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of CLAMSHELL. No other corporate or shareholder proceedings on the part of CLAMSHELL are necessary to authorize the Exchange, or the other transactions contemplated hereby.

(e) Conflict with Other Agreements; Approvals. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest or other encumbrance on assets (any such conflict, violation, default, right of termination, cancellation or acceleration, loss or creation, a "violation") pursuant to any provision of the Articles of Incorporation or Bylaws or any organizational document of CLAMSHELL or, result in any violation of any loan or credit agreement, note, mortgage, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to CLAMSHELL which violation would have a material adverse effect on CLAMSHELL taken as a whole. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity") is required by or with respect to CLAMSHELL in connection with the execution and delivery of this Agreement by CLAMSHELL or the consummation by CLAMSHELL of the transactions contemplated hereby.

(f) Books and Records. CLAMSHELL has made and will make available for inspection by SHUTTERPORT upon reasonable request all the books of CLAMSHELL relating to the business of CLAMSHELL. Such books of CLAMSHELL have been maintained in the ordinary course of business. All documents furnished or caused to be furnished to SHUTTERPORT by CLAMSHELL are true and correct copies, and there are no amendments or modifications thereto except as set forth in such documents.

(g) Compliance with Laws. CLAMSHELL is and has been in compliance in all material respects with all laws, regulations, rules, orders, judgments, decrees and other requirements and policies imposed by any Governmental Entity applicable to it, its properties or the operation of its businesses.

(h) SEC Filings. CLAMSHELL filed a registration statement on Form 10-SB under the Securities Exchange Act of 1934 on May 6, 2002, which was subsequently amended on June 14, 2002 and September 20, 2002. In accordance with Section 12(g) under the 1934 Act such registration statement became effective on or about July 5, 2002. Thereafter, CLAMSHELL has filed all periodic reports required to be filed with the Securities and Exchange Commission and as of the date hereof, is current in its filing obligations.

(i) Financial Statements and Tax Returns. Copies of CLAMSHELL's audited financial statements for the fiscal year ended December 31, 2002 and of its tax return for the year 2001 have been delivered to SHUTTERPORT.

(j) Litigation. There is no suit, action or proceeding pending, or, to the knowledge of CLAMSHELL, threatened against or affecting CLAMSHELL which is reasonably likely to have a material adverse effect on CLAMSHELL, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against CLAMSHELL having, or which, insofar as reasonably can be foreseen, in the future could have, any such effect.

(k) Tax Returns. CLAMSHELL has duly filed any tax reports and returns required to be filed by it and has fully paid all taxes and other charges claimed to be due from it by any federal, state or local taxing authorities. There are not now any pending questions relating to, or claims asserted for, taxes or assessments asserted upon CLAMSHELL.

2.2 Representations and Warranties of SHUTTERPORT. SHUTTERPORT represents and warrants to CLAMSHELL as follows:

(a) Organization, Standing and Power. SHUTTERPORT is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

(b) Capital Structure. The authorized capital stock of SHUTTERPORT consists of 50,000,000 shares of Common Stock with no par value. As of the date of execution of this Agreement, it has a total of 5,926,662 shares of common stock issued and outstanding. All outstanding shares of SHUTTERPORT stock are validly issued, fully paid and nonassessable and not subject to preemptive rights or other restrictions on transfer. All of the issued and outstanding shares of SHUTTERPORT were issued in compliance with all applicable securities laws. Except as otherwise specified herein, there are no options, warrants, calls, agreements or other rights to purchase or otherwise acquire from SHUTTERPORT at any time, or upon the happening of any stated event, any shares of the capital stock of SHUTTERPORT.

(c) Certificate of Incorporation, Bylaws and Minute Books. The copies of the Articles of Incorporation and of the other corporate documents of SHUTTERPORT which have been delivered to CLAMSHELL are true, correct and complete copies thereof. The minute books of SHUTTERPORT which have been made available for inspection contain accurate minutes of all meetings and accurate consents in lieu of meetings of the Board of Directors (and any committee thereof) and of the shareholders of SHUTTERPORT since the date of incorporation and accurately reflect all transactions referred to in such minutes and consents in lieu of meetings.

(d) Authority. SHUTTERPORT has all requisite power to enter into this Agreement and, subject to approval of the proposed transaction by the holders of at least a majority of all issued and outstanding shares which are entitled to vote to approve the proposed transaction, has the requisite power and authority to consummate the transactions contemplated hereby. Except as specified herein, no other corporate or shareholder proceedings on the part of SHUTTERPORT are necessary to authorize the Exchange and the other transactions contemplated hereby.

(e) Conflict with Agreements; Approvals. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of any provision of the Certificate of Incorporation or Bylaws of SHUTTERPORT or of any loan or credit agreement, note, mortgage, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to SHUTTERPORT or its properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to SHUTTERPORT in connection with the execution and delivery of this Agreement by SHUTTERPORT, or the consummation by SHUTTERPORT of the transactions contemplated hereby.

(f) Financial Statements. Copies of SHUTTERPORT's audited financial statements for the year ended December 31, 2002 have been delivered to CLAMSHELL.

(g) Books and Records. SHUTTERPORT has made and will make available for inspection by CLAMSHELL upon reasonable request all the books of account, relating to the business of SHUTTERPORT. Such books of account of SHUTTERPORT have been maintained in the ordinary course of business. All documents furnished or caused to be furnished to CLAMSHELL by SHUTTERPORT are true and correct copies, and there are no amendments or modifications thereto except as set forth in such documents.

(h) Compliance with Laws. SHUTTERPORT is and has been in compliance in all material respects with all laws, regulations, rules, orders, judgments, decrees and other requirements and policies imposed by any Governmental Entity applicable to it, its properties or the operation of its businesses.

(i) Liabilities and Obligations. SHUTTERPORT has no material liabilities or obligations (absolute, accrued, contingent or otherwise) except (i) liabilities that are reflected and reserved against on the SHUTTERPORT financial statements that have not been paid or discharged since the date thereof and (ii) liabilities incurred since the date of such financial statements in the ordinary course of business consistent with past practice and in accordance with this Agreement.

(j) Litigation. There is no suit, action or proceeding pending, or, to the knowledge of SHUTTERPORT threatened against or affecting SHUTTERPORT, which is reasonably likely to have a material adverse effect on SHUTTERPORT, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against SHUTTERPORT having, or which, insofar as reasonably can be foreseen, in the future could have, any such effect.

(k) Taxes. SHUTTERPORT has filed or will file within the time prescribed by law (including extension of time approved by the appropriate taxing authority) all tax returns and reports required to be filed with all other jurisdictions where such filing is required by law; and SHUTTERPORT has paid, or made adequate provision for the payment of all taxes, interest, penalties, assessments or deficiencies due and payable on, and with respect to such periods. SHUTTERPORT knows of (i) no other tax returns or reports which are required to be filed which have not been so filed and (ii) no unpaid assessment for additional taxes for any fiscal period or any basis therefor.

(l) Licenses, Permits; Intellectual Property. SHUTTERPORT owns or possesses in the operation of its business all material authorizations which are necessary for it to conduct its business as now conducted. Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby will require any notice or consent under or have any material adverse effect upon any such authorizations.

ARTICLE III

COVENANTS RELATING TO CONDUCT OF BUSINESS

3.1 Covenants of SHUTTERPORT and CLAMSHELL. During the period from the date of this Agreement and continuing until the Effective Time, SHUTTERPORT and CLAMSHELL each agree as to themselves and their related entities that (except as expressly contemplated or permitted by this Agreement, or to the extent that the other party shall otherwise consent in writing):

(a) Ordinary Course. Each party shall carry on its respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted.

(b) Dividends; Changes in Stock. No party shall (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, or (ii) repurchase or otherwise acquire, or permit any subsidiary to purchase or otherwise acquire, any shares of its capital stock.

(c) Issuance of Securities. No party shall issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any voting debt or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting debt or convertible securities.

(d) Governing Documents. No party shall amend or propose to amend its Articles of Incorporation or Bylaws.

(e) No Dispositions. Except for the transfer of assets in the ordinary course of business consistent with prior practice, no party shall sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of its assets, which are material, individually or in the aggregate, to such party.

(f) Indebtedness. No party shall incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of such party or guarantee any debt securities of others other than in each case in the ordinary course of business consistent with prior practice.

3.2 Other Actions. No party shall take any action that would or is reasonably likely to result in any of its representations and warranties set forth in this Agreement being untrue as of the date made (to the extent so limited), or in any of the conditions to the Exchange set forth in Article V not being satisfied.

ARTICLE IV

ADDITIONAL AGREEMENTS

4.1 Restricted CLAMSHELL Shares. The Exchange Shares will not be registered under the Securities Act, but will be issued pursuant to an exemption from such registration requirements for transactions not involving a public offering. Accordingly, the Exchange Shares will constitute "restricted securities" for purposes of the Securities Act and applicable state securities laws and the holders of Exchange Shares will not be able to transfer such shares except upon compliance with the registration requirements of the Securities Act and applicable state securities laws or in reliance upon an available exemption therefrom. The certificates evidencing the Exchange Shares shall contain a legend to the foregoing effect and the holders of such shares shall deliver at Closing an Investment Letter acknowledging the fact that the Exchange Shares are restricted securities and agreeing to the foregoing transfer restrictions.

4.2 Access to Information. Upon reasonable notice, CLAMSHELL and SHUTTERPORT shall each afford to the officers, employees, accountants, counsel and other representatives of the other company, access to all their respective properties, books, contracts, commitments and records and, during such period, each of CLAMSHELL and SHUTTERPORT shall furnish promptly to the other (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. Unless otherwise required by law, the parties will hold any such information which is nonpublic in confidence until such time as such information otherwise becomes publicly available through no wrongful act of either party, and in the event of termination of this Agreement for any reason each party shall promptly return all nonpublic documents obtained from any other party, and any copies made of such documents, to such other party.

4.3 Legal Conditions to Exchange. Each of CLAMSHELL and SHUTTERPORT shall take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on itself with respect to the Exchange and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or upon any of their related entities or subsidiaries in connection with the Exchange. Each party shall take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party, required to be obtained or made by CLAMSHELL or SHUTTERPORT or any of their related entities or subsidiaries in connection with the Exchange or the taking of any action contemplated thereby or by this Agreement.

4.4 CLAMSHELL Board of Directors and Officers. The current directors of CLAMSHELL shall resign as of the Closing Date after appointing successors designated by SHUTTERPORT.

4.5 Cancellation of CLAMSHELL Shares. By execution of this Agreement, ShutterPort hereby agrees that as soon as reasonably possible following the closing of the Exchange, it shall surrender for cancellation the 3,331,000 shares of CLAMSHELL which it purchased pursuant to and in accordance with the terms of the Stock Purchase Agreement dated January 31, 2003. It is hereby acknowledged and agreed that upon cancellation of such shares they shall become treasury stock of CLAMSHELL and shall not be considered to be part of the issued and outstanding common stock of CLAMSHELL.

ARTICLE V

CONDITIONS PRECEDENT

5.1 Conditions to Each Party's Obligation To Effect the Exchange. The respective obligations of each party to effect the Exchange shall be conditional upon the filing, occurring or obtainment of all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by any governmental entity or by any applicable law, rule, or regulation governing the transactions contemplated hereby.

5.2 Conditions to Obligations of CLAMSHELL. The obligation of CLAMSHELL to effect the Exchange is subject to the satisfaction of the following conditions on or before the Closing Date unless waived by CLAMSHELL:

(a) Representations and Warranties. The representations and warranties of SHUTTERPORT set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and CLAMSHELL shall have received a certificate signed on behalf of SHUTTERPORT by the President of SHUTTERPORT to such effect.

(b) Performance of Obligations of SHUTTERPORT. SHUTTERPORT shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and CLAMSHELL shall have received a certificate signed on behalf of SHUTTERPORT by the President to such effect.

(c) Closing Documents. CLAMSHELL shall have received such certificates and other closing documents as counsel for CLAMSHELL shall reasonably request.

(d) Dissenting Shares. The number of shares of common stock of SHUTTERPORT with respect to which objections to the share exchange and demands for payment of the fair value thereof shall have been made in accordance with the provisions of Section of the Florida Revised Statutes, and with respect to which such demands shall not have been withdrawn with the consent of SHUTTERPORT and CLAMSHELL shall not exceed three percent (3%) of the number of shares entitled to object and make such demand.

(e) Consents. SHUTTERPORT shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, in the reasonable opinion of CLAMSHELL, individually or in the aggregate, have a material adverse effect on SHUTTERPORT and its subsidiaries and related entities taken as a whole upon the consummation of the transactions contemplated hereby. SHUTTERPORT shall also have received the approval of its shareholders in accordance with applicable law.

(f) Due Diligence Review. CLAMSHELL shall have completed to its reasonable satisfaction a review of the business, operations, finances, assets and liabilities of SHUTTERPORT and shall not have determined that any of the representations or warranties of SHUTTERPORT contained herein are, as of the date hereof or the Closing Date, inaccurate in any material respect or that SHUTTERPORT is otherwise in violation of any of the provisions of this Agreement.

(g) Pending Litigation. There shall not be any litigation or other proceeding pending or threatened to restrain or invalidate the transactions contemplated by this Agreement, which, in the sole reasonable judgment of CLAMSHELL, made in good faith, would make the consummation of the Exchange imprudent. In addition, there shall not be any other litigation or other proceeding pending or threatened against SHUTTERPORT, the consequences of which, in the judgment of CLAMSHELL, could be materially adverse to SHUTTERPORT.

5.3 Conditions to Obligations of SHUTTERPORT. The obligation of SHUTTERPORT to effect the Exchange is subject to the satisfaction of the following conditions unless waived by SHUTTERPORT:

(a) Representations and Warranties. The representations and warranties of CLAMSHELL set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, SHUTTERPORT shall have received a certificate signed on behalf of CLAMSHELL by the President to such effect.

(b) Performance of Obligations of CLAMSHELL. CLAMSHELL shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and SHUTTERPORT shall have received a certificate signed on behalf of CLAMSHELL by the President to such effect.

(c) Shareholder Approval. Shareholders holding not less than a majority of all issued and outstanding shares of SHUTTERPORT which are entitled to vote to approve the proposed share exchange transaction shall have consented to or voted in favor of completion of the proposed transaction.

(d) Opinion of Counsel for CLAMSHELL. SHUTTERPORT shall have received an opinion dated the Closing Date from counsel for CLAMSHELL, in form and substance reasonably satisfactory to SHUTTERPORT and its counsel relating to such matters as are customarily delivered in connection with a Exchange transaction.

(e) Closing Documents. SHUTTERPORT shall have received such certificates and other closing documents as counsel for SHUTTERPORT shall reasonably request.

(f) Consents. CLAMSHELL shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the transactions contemplated hereby.

(g) Due Diligence Review. SHUTTERPORT shall have completed to its reasonable satisfaction a review of the business, operations, finances, assets and liabilities of CLAMSHELL and shall not have determined that any of the representations or warranties of CLAMSHELL contained herein are, as of the date hereof or the Closing Date, inaccurate in any material respect or that CLAMSHELL is otherwise in violation of any of the provisions of this Agreement.

(h) Pending Litigation. There shall not be any litigation or other proceeding pending or threatened to restrain or invalidate the transactions contemplated by this Agreement, which, in the sole reasonable judgment of SHUTTERPORT, made in good faith, would make the consummation of the Exchange imprudent. In addition, there shall not be any other litigation or other proceeding pending or threatened against CLAMSHELL the consequences of which, in the judgment of SHUTTERPORT, could be materially adverse to CLAMSHELL.

ARTICLE VI

TERMINATION AND AMENDMENT

6.1 Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual consent of CLAMSHELL and SHUTTERPORT;

(b) by either CLAMSHELL or SHUTTERPORT if there has been a material breach of any representation, warranty, covenant or agreement on the part of the other set forth in this Agreement which breach has not been cured within five (5) business days following receipt by the breaching party of notice of such breach, or if any permanent injunction or other order of a court or other competent authority preventing the consummation of the Exchange shall have become final and non-appealable; or

(c) by either CLAMSHELL or SHUTTERPORT if the Exchange shall not have been consummated before March 31, 2003.

6.2 Effect of Termination. In the event of termination of this Agreement by either SHUTTERPORT or CLAMSHELL as provided in Section 6.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto. In such event, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

6.3 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, provided no amendment shall be made which by law requires approval by the shareholders of any party without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

6.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

ARTICLE VII

GENERAL PROVISIONS

7.1 Survival of Representations, Warranties and Agreements. All of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time for a period of three years from the date of this Agreement.

7.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) If to CLAMSHELL to:	5150 N. Tamiami Trail, Suite 202 Naples, Florida 34103
(b) If to SHUTTERPORT, to:	1515 North Federal Highway Boca Raton, Florida 33432

7.3 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.

7.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

7.5 Entire Agreement; No Third Party Beneficiaries; Rights of Ownership. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

7.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Nevada without regard to principles of conflicts of law. Each party hereby irrevocably submits to the jurisdiction of any Nevada state court or any federal court in the State of Nevada in respect of any suit, action or proceeding arising out of or relating to this Agreement, and irrevocably accept for themselves and in respect of their property, generally and unconditionally, the jurisdiction of the aforesaid courts.

7.7 No Remedy in Certain Circumstances. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof or thereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take any action required herein, the other party shall not be entitled to specific performance of such provision or part hereof or thereof or to any other remedy, including but not limited to money damages, for breach hereof or thereof or of any other provision of this Agreement or part hereof or thereof as a result of such holding or order.

7.8 Publicity. Except as otherwise required by law or the rules of the SEC, so long as this Agreement is in effect, no party shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the written consent of the other party, which consent shall not be unreasonably withheld.

7.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that CLAMSHELL may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any direct or indirect wholly owned subsidiary of such company. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

IN WITNESS WHEREOF, this Agreement for Share Exchange has been signed by the parties set forth below as of the date set forth above.

CLAMSHELL ENTERPRISES, INC.

By:__________________________________ President

SHUTTERPORT, INC.

By:__________________________________ President